

September 14, 2017

Peter K. Miller
Chief Executive Officer
OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, PA 19067

> **Re: OptiNose, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 31, 2017**
> **File No. 377-01605**

Dear Mr. Miller:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted August 31, 2017

Business
AVP-825 License Agreement, page 112

1.   We note that your response to prior comment 2 indicates that the AVP-825 License Agreement will terminate in the US as soon as the FDA grants marketing approval to a product as a generic to AVP-825. Please revise to clarify whether AVP-825 has patent protection in the US that would impact when FDA could grant such marketing approval to a generic, and if so, disclose the earliest date that patent protection expires.

You may contact Jacob Luxenburg at 202-551-2339 or Jim Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Rachael Bushey, Esq., Hogan Lovells US LLP